Agrium to present at upcoming Investor Conferences and hold its Annual General Meeting
May 5, 2008 — ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) will hold its Annual General Meeting in Calgary on Wednesday, May 7, 2008. Mr. Mike Wilson will be presenting at the meeting, which will be webcast at 11:00 a.m. MT.
Mr. Bruce Waterman, Senior Vice President, Finance & Chief Financial Officer will be presenting at the Bank of America BASics Industrials Conference in New York on Thursday, May 8, 2008 at 3:40 p.m. ET. Mr. Waterman will also be presenting at the Scotia Capital “The Saskatchewan Advantage” Conference in Saskatoon, Saskatchewan, on Wednesday, May 14, 2008 at 1:40 p.m. MT.
Agrium will host a live audio webcast of the investor presentations at www.agrium.com, which will be approximately 30-40 minutes in length. The presentations will be archived on Agrium’s website.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Ashley Harris, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com